# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ferrellgas Partners, L.P., CIK 0000922358
CUSIP: 315293100
Title of class of securities: Class A Units
Address of issuer's principal executive offices: One Liberty Plaza, Liberty, Missouri (MO), 64068
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0001259313
Persons authorized to receive notices and communications: Naseem Sagati Aghili, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California (CA), 90067, (310) 201-4100

## Reporting persons
- Ares Management LLC (CIK 0001259313): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,690; sole dispositive power 0; shared dispositive power 1,563,690; aggregate amount beneficially owned 1,563,690 (13.8% of the class)
  Comment: Limited Liability Company
- Ares Capital Corporation (CIK 0001287750): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); source of funds: working capital (WC); sole voting power 0; shared voting power 476,770; sole dispositive power 0; shared dispositive power 476,770; aggregate amount beneficially owned 476,770 (4.2% of the class)
- Ares Private Credit Solutions, L.P. (CIK 0001682590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 102,300; sole dispositive power 0; shared dispositive power 102,300; aggregate amount beneficially owned 102,300 (0.9% of the class)
- Ares PCS Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 185,940; sole dispositive power 0; shared dispositive power 185,940; aggregate amount beneficially owned 185,940 (1.6% of the class)
- Ares Capital Management LLC (CIK 0001449853): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 765,010; sole dispositive power 0; shared dispositive power 765,010; aggregate amount beneficially owned 765,010 (6.7% of the class)
  Comment: Limited Liability Company
- ASOF II Holdings II, L.P. (CIK 0002123367): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 154,070; sole dispositive power 0; shared dispositive power 154,070; aggregate amount beneficially owned 154,070 (1.4% of the class)
- ASOF II A (DE) Holdings III, L.P. (CIK 0002123366): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 27,775; sole dispositive power 0; shared dispositive power 27,775; aggregate amount beneficially owned 27,775 (0.2% of the class)
- ASOF FG Holdings, L.P. (CIK 0002123368): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 600,000; sole dispositive power 0; shared dispositive power 600,000; aggregate amount beneficially owned 600,000 (5.3% of the class)
- ASOF Investment Management LLC (CIK 0001793548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 781,845; sole dispositive power 0; shared dispositive power 781,845; aggregate amount beneficially owned 781,845 (6.9% of the class)
  Comment: Limited Liability Company
- Ares Centre Street Partnership, L.P. (CIK 0001613268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,715; sole dispositive power 0; shared dispositive power 7,715; aggregate amount beneficially owned 7,715 (0.1% of the class)
- Ares Centre Street Management, L.P. (CIK 0001684166): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,715; sole dispositive power 0; shared dispositive power 7,715; aggregate amount beneficially owned 7,715 (0.1% of the class)
- Ares Management Holdings L.P. (CIK 0001536937): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,690; sole dispositive power 0; shared dispositive power 1,563,690; aggregate amount beneficially owned 1,563,690 (13.8% of the class)
- Ares Holdco LLC (CIK 0001669983): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,690; sole dispositive power 0; shared dispositive power 1,563,690; aggregate amount beneficially owned 1,563,690 (13.8% of the class)
  Comment: Limited Liability Company
- Ares Management Corporation (CIK 0001176948): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,690; sole dispositive power 0; shared dispositive power 1,563,690; aggregate amount beneficially owned 1,563,690 (13.8% of the class)
- Ares Voting LLC (CIK 0001761656): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,690; sole dispositive power 0; shared dispositive power 1,563,690; aggregate amount beneficially owned 1,563,690 (13.8% of the class)
  Comment: Limited Liability Company
- Ares Management GP LLC (CIK 0001620264): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,690; sole dispositive power 0; shared dispositive power 1,563,690; aggregate amount beneficially owned 1,563,690 (13.8% of the class)
  Comment: Limited Liability Company
- Ares Partners Holdco LLC (CIK 0001620263): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,563,690; sole dispositive power 0; shared dispositive power 1,563,690; aggregate amount beneficially owned 1,563,690 (13.8% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Units
Name of issuer: Ferrellgas Partners, L.P.
Address of issuer's principal executive offices: One Liberty Plaza, Liberty, Missouri (MO), 64068
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Units of Ferrellgas Partners, L.P., a Delaware limited partnership (the "Issuer"). The address of the principal executive offices of the Issuer is One Liberty Plaza, Liberty, Missouri 64068.

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons" or the "Ares Entities." This Schedule 13D is filed on behalf of:

Ares Management LLC
Ares Capital Corporation
Ares Private Credit Solutions, L.P.
Ares PCS Holdings Inc.
Ares Capital Management LLC
ASOF II Holdings II, L.P.
ASOF II A (DE) Holdings III, L.P.
ASOF FG Holdings, L.P.
ASOF Investment Management LLC
Ares Centre Street Partnership, L.P.
Ares Centre Street Management, L.P.
Ares Management Holdings L.P.
Ares Holdco LLC
Ares Management Corporation
Ares Management GP LLC
Ares Voting LLC
Ares Partners Holdco LLC

Schedule A hereto sets forth the information required to be disclosed in response to General Instruction C to Schedule 13D with respect to the officers and directors of Ares Partners Holdco LLC (such persons, the "Related Persons")
Residence or business address: The address of the principal office of each of the Reporting Persons and Related Persons is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
Present principal occupation or employment: The Reporting Persons are either holding companies without operations or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. The present principal occupation for each of the Related Persons is set forth on Schedule A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ares Capital Corporation is organized in the State of Maryland. Each of the remaining Reporting Persons is organized in the State of Delaware. Each of the Related Persons is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3. The Reporting Persons purchased 312,738 Class B Units using working capital for an aggregate consideration of $75,036,400.

On March 16, 2026, the Issuer elected to convert all outstanding Class B Units into Class A Units at a conversion factor of 5 Class A Units for every 1 Class B Unit. As a result, the Reporting Persons acquired an aggregate of 1,563,690 Class A Units.

## Item 4. Purpose of Transaction
Purpose of transaction:
Class A Unit Conversion

On March 16, 2026, the Issuer elected to convert all outstanding Class B Units into Class A Units at a conversion factor of 5 Class A Units for every 1 Class B Unit. As a result, the Reporting Persons acquired an aggregate of 1,563,690 Class A Units.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, as holders of Class A Units and, in the case of certain Reporting Persons, debt and Preferred Units of the Issuer, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons, as well as Craig Snyder, the Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, in his position as a director of the Issuer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Units; security offerings and/or securities repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The percentages on the cover pages are based on 11,357,605 Class A Units outstanding, which includes 4,857,605 Class A Units outstanding as of February 27, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2026 plus an additional 6,500,000 Class A Units issued upon the conversion of all Class B Units, as disclosed in the Issuer's Current Report on Form 8-K filed on March 16, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The amounts reported herein include: (i) 154,070 Class A Units held by ASOF II Holdings II, L.P., (ii) 27,775 Class A Units held by ASOF II A (DE) Holdings III, L.P., (iii) 476,770 Class A Units held by Ares Capital Corporation, (iv) 600,000 Class A Units held by ASOF FG Holdings, L.P., (v) 102,300 Class A Units held by Ares Private Credit Solutions, L.P., (vi) 185,940 Class A Units held by Ares PCS Holdings Inc., and (vii) 7,715 Class A Units held by Ares Centre Street Partnership, L.P. Also includes 9,120 Class A Units (the "Managed Units") held by an account managed or subadvised by Ares Management LLC with respect to which the Ares Entities (as defined above) may be deemed to have shared voting or dispositive power.

Ares Partners Holdco LLC ("Ares Partners") is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation ("Ares Management"), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC.

Ares Management LLC is (i) the sole member of Ares Capital Management LLC, which is (a) the servicer of Ares PCS Holdings Inc., (b) the investment advisor of Ares Capital Corporation, and (c) the manager of Ares Private Credit Solutions, L.P.; (ii) the sole member of ASOF Investment Management LLC, which is the manager of (a) ASOF II Holdings II, L.P., (b) ASOF II A (DE) Holdings III, L.P. and (c) ASOF FG Holdings, L.P.; and (iii) the general partner of Ares Centre Street Management, L.P., which is the investment manager of Ares Centre Street Partnership, L.P.

Each of the Ares Entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over Board Members' decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.
Transactions in the class effected during the past sixty days: Except as set forth in Items 4 above, during the past 60 days, none of the Reporting Persons or the Related Persons have effected any transactions in the Class A Units.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement
Exhibit 2: Schedule A

## Signatures
- Ares Management LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/23/2026)
- Ares Capital Corporation: By: Ares Capital Management LLC, its investment advisor, By: Ares Management LLC, its sole member, By: /s/ Ian Fitzgerald, Ian Fitzgerald, Authorized Signatory (03/23/2026)
- Ares Private Credit Solutions, L.P.: By: Ares Capital Management LLC, its manager, By: Ares Management LLC, its sole member, By: /s/ Ian Fitzgerald, Ian Fitzgerald, Authorized Signatory (03/23/2026)
- Ares PCS Holdings Inc.: By: Ares Capital Management LLC, its servicer, By: Ares Management LLC, its sole member, By: /s/ Ian Fitzgerald, Ian Fitzgerald, Authorized Signatory (03/23/2026)
- Ares Capital Management LLC: By: Ares Management LLC, its sole member, By: /s/ Ian Fitzgerald, Ian Fitzgerald, Authorized Signatory (03/23/2026)
- ASOF II Holdings II, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/23/2026)
- ASOF II A (DE) Holdings III, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/23/2026)
- ASOF FG Holdings, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/23/2026)
- ASOF Investment Management LLC: By: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (03/23/2026)
- Ares Centre Street Partnership, L.P.: By: Ares Centre Street Management, L.P., its investment manager, By: Ares Management LLC, its general partner, By: /s/ Ian Fitzgerald, Ian Fitzgerald, Authorized Signatory (03/23/2026)
- Ares Centre Street Management, L.P.: By: Ares Management LLC, its general partner, By: /s/ Ian Fitzgerald, Ian Fitzgerald, Authorized Signatory (03/23/2026)
- Ares Management Holdings L.P.: By: Ares Holdco LLC, its general partner, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/23/2026)
- Ares Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/23/2026)
- Ares Management Corporation: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/23/2026)
- Ares Voting LLC: By: Ares Partners Holdco LLC, its sole member, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/23/2026)
- Ares Management GP LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/23/2026)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (03/23/2026)